State of Delaware Secretary of State Division of Corporations Delivered 09:55 AM 07/26/2011 FILED 09:55 AM 07/26/2011 SRV 110856463 - 5015808 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is Hatteras Global Private Equity Fund II, LLC

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington.
Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is ________________.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26th day of July, 2011.

By: /s/ David B. Perkins Authorized Person (s) Name: David B. Perkins